LEWIS, RICE & FINGERSH, L.C.

ATTORNEYS AT LAW

500 N. BROADWAY, SUITE 2000
ST. LOUIS, MISSOURI 63102-2147
WWW.LEWISRICE.COM
APAWLITZ@LEWISRICE.COM

AARON L. PAWLITZ
DIRECT (314) 444-7859

TEL (314) 444-7600
FAX (314) 612-7859

June 28, 2006



VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: File Desk

Re: Farmers & Merchants Bancorp, Inc.
File No. 24-10126
Offering Statement on Form 1-A

Ladies and Gentlemen:

As counsel to Farmers & Merchants Bancorp, Inc., a Missouri corporation, we enclose herewith for filing seven (7) copies of Amendment No. 3 to the company's Offering Statement on Form 1-A, one of which has been manually signed, and three (3) additional copies marked to show all changes made to Amendment No. 3 to Form 1-A filed with the Commission on May 22, 2006.

By letter dated June 22, 2006 the Commission provided comments on the Amendment No. 3 to Form 1-A. Set forth below in regular print are such comments followed by the company's responses thereto in bold, italicized print. All references to page numbers are to the page numbers set forth in the upper right-hand corner of the enclosed marked versions of Amendment No. 4. There are no changes reflected in those marked versions that were not proposed to SEC staff in our facsimile and electronic mail correspondence dated June 23, 2006, June 26, 2006, June 27, 2006, and June 28, 2006.

Please note that Appendix B to the Offering Statement (the fairness opinion) will be updated as of the date of the Offering Statement, and that the shareholders to whom the Offering Statement is sent therefore will receive the updated fairness opinion rather than the one currently attached as Appendix B.

Part I Notification

Item 1. Significant Parties

    1.   We note your response to comment one of our letter dated March 17, 2006. Please revise to disclose the natural person who controls the voting and investment decision of the FMB shares for the shares held in the George H. Riedel Trust.

We have revised this Item. See page 4.

LEWIS, RICE & FINGERSH, L.C.

Item 4. Jurisdictions in Which Securities Are to be Offered

2.   We note your response to comment two of our letter dated March 17, 2006. Please explain the statement in your response letter that since "FMB will be offering its shares only to current shareholders of MCM, there will be no Regulation A communications." Clarify whether the offering circular will be provided to investors. Also, the Form 1-A is a general solicitation document. Therefore, please explain how these state exemptions are consistent with the Regulation A general solicitation communications. Provide your response in the offering statement.   Also, include in the offering statement the exemptions you plan to rely upon.

The offering circular will be provided to investors, but only those investors who are shareholders of either FMB or MCM as of the record date that will be used in connection with the shareholders' vote on the matters for which they are to vote (as such matters and such vote are described in the offering circular) (such shareholders being the "Record Date Shareholders"). By stating that since "FMB will be offering its shares only to current shareholders of MCM, there will be no Regulation A communications", we intended to communicate that there will be no advertising or solicitations with respect to the offering of shares of MCM common stock in the Reorganization to any investors other than the Record Date Shareholders and that the only communication to the Record Date Shareholders will be in the form of the joint proxy statement/offering circular.

We have included citations to the exemptions upon which we plan to rely and our explanation of how those exemptions are consistent with the Regulation A general solicitation communications in the offering statement. See page 7.

Offering Circular

General

3.   We reissue comment four of our letter dated March 17, 2006.   Please update the information throughout the offering circular/proxy statement as of the most recent practicable date. For example and without limitation, we note the number and percent of common stock owned by officers and directors of FMB on pages 4 and 22 is as of December 31, 2005. We also note other ownership information is as of February 2006. Please update as of the most recent practicable date.

We have revised the joint proxy statement/offering circular. See pages 10, 12-15, 19, 22-24, 28, 30, 31, 33, 43, 48-51, 60, 92, 141, 143, 147-149, 155, 171-179, and 188.

4.   We note your response to comment three of our letter dated March 17, 2006. First, the qualification, which accompanies disclosure of over the counter quotations, that such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions is required by Item 201 of Regulation S-B. Hence, it applies to all over the counter transactions. You have no information to believe the data represents sales that are not bona fide. Conversely, you have no information to determine they are bona fide sales. As such, it is not clear how the quotations on the Pink Sheets would be relevant to determining the aggregate consideration received in this

transaction. Additionally, revise to include the qualification in Item 201(a)(ii) for the disclosed prices on page 27 of the offering circular.

Second, you respond that Note 2 to your financial statements is unrelated to the determination of your value pursuant to Rule 251 of Regulation A and assert that it is not relevant. It is not clear how that disclosure, which appears to quantify the value of the transaction is not relevant. The transaction value would appear to be relevant to the value of the consideration to be received. Revise the disclosure in the offering statement to clarify that this valuation would result in the value of the transaction exceeding the $5 million limitation. Clarify that there are other valuations (other than book value) that may result in the transaction exceeding the $5 million limitation.

Third, the appraisal does not appear to have taken place recently.

Lastly, provide support for the statement that you believe book value is an accepted standard for measuring the value of MCM.

Based on your response it appears there is still a question as to whether or not this transaction satisfies Rule 251(b) of Regulation A. Please revise the offering circular throughout to discuss the consequences to the company and its shareholders should this transaction be subsequently determined to not satisfy Rule 251(b). Consider adding risk factor disclosure. If you believe this risk factor disclosure is not material, please explain your basis and provide an analysis. We may have further comment.

The Offering Circular has been revised to include the qualification in Item 201(a)(ii) of Regulation S-B. See pages 53-54. We note your comment relating to whether the sales reported in the Pink Sheets are bona fide transactions. We believe it is reasonable to assume that such transactions are bona fide. Even in the absence of confirmation that the transactions are bona fide, we believe that the information remains relevant in determining the value of the consideration received by FMB.

With respect to your second point, our response was intended to clarify that Note 2 presented information regarding the value of the stock FMB would be issuing, which is different, in the view of FMB and MCM, from the value of the consideration received. We have added disclosures to the Offering Circular in response to requests contained in the second paragraph of your comment. See pages 25, 44, 56, and 67.

With respect to your third point, we acknowledge that the appraisal of MCM's stock was based upon financial information as of December 31, 2004. We believe, however, that the conclusions reached in the appraisal remain relevant in providing information as to the current value of MCM's stock.

As to your fourth point, it is the experience of FMB, MCM and their counsel that book value is a generally accepted standard for measuring the value of the stock of a financial institution where the stock has very little or no trading activity. We would be please to provide you with an affidavit from FMB in this respect if you so request.

Finally, we have revised the offering circular in response to the last paragraph of Item 4. See page 25-26, 44, 56, and 67.

LEWIS, RICE & FINGERSH, L.C.

<u>Interests of Certain Persons in the Reorganization, page 9</u>

5. Clearly spell out the nature of the interests by these individuals. For example, please clearly state the compensation arrangements for the individuals that will be executive officers after the merger. Clarify Mr. Plowman's interest in the transactions. Clarify the amount of common stock in MCM owned by officers and directors of FMB and the amount of common stock in FMB owned by officers and directors of MCM.

See pages 29-32 and 145-146.

<u>FMB Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

6. We note your response to prior comment 24 of our letter dated March 17, 2006. We are unable to locate financial information included in the offering statement to support management's belief that the Quincy and O'Fallon offices are profitable. Therefore, consider removing such disclosure.

We have removed such disclosure. See page 65.

<u>Comparison of Balance Sheets as of December 31. 2005 and 2004, page 41</u>

7. Your response to comment 25 of our letter dated March 17, 2006 appears to be incorrect. You disclosed that other assets "increased from $342,000 at December 31, 2004 to $960 at December 31, 2005." Please revise accordingly.

We have revised accordingly. See page 71.

<u>Material Federal Income Tax Consequences, page 120</u>

8. We reissue prior comment 41 of our letter dated March 17, 2006. This section should clearly state that <u>each</u> material tax consequence is the opinion of named counsel. For example, "it is the opinion of _____ counsel that the merger will constitute a reorganization." Set forth the basis for each matter being opined upon.

See pages 153, 154, and 155.

9. We note the statement in the tax opinion that the opinion was requested "as to <u>certain</u> federal income tax consequences." We also continue to note the reference on page 123 to "a general summary" of the material federal income tax consequences. Please remove the reference to "certain" tax consequences and "a general summary" and clarify that the opinion speaks as to all material federal income tax consequences.

See page 155 and the revised opinion at page 426.

LEWIS, RICE & FINGERSH, L.C.

10. Explain the statement in discussing cash in lieu of fractional shares that "generally, such shareholders will recognize capital gain or loss. . . ."

See page 154.

11. We note the statement that "the FMB Bank Merger and the Purchase and Assumption should be treated by the IRS as a sale by FMB Bank of its charter to Corn Belt Bank followed by a merger of FMB Bank into MCM." Please explain why counsel cannot give a "will" opinion, discuss the degree of uncertainty and add a risk factor. Furthermore, in light of the limitation of this statement that the transaction "should" be treated as a sale followed by a merger, please explain how you are able to provide the opinion that "the transaction will not have any federal income tax effect on any shareholder of FMB or MCM."

See pages 44-45 and 155.

Operations and Management After the Reorganization, page 123

12. Provide the basis for bullets three and five on page 124 or remove.

Such bullet points have been removed. See page 156.

13. It appears from disclosure in Part I, Notification, that Laura Hickman should be included in this section.

Laura Hickman has been removed from Part I. See pages 3 and 6.

Security Ownership of Management and Certain Security Holders, page 130

14. Clarify, if true, that Mr. B. Stevens Plowman is the control person for Farmers & Merchants Bank and Trust Company. If he is then these shares should also be included in the amount beneficially owned by Mr. Plowman and should be included in the amount held by officers and directors as a group.

In connection with our consideration of your Comment #1, we have determined it is more appropriate to list Charles L. Hickman as the "control person" of FMB Bank, in his capacity as Chairman of the Trust Committee of FMB Bank, which sets policies for how the trusts for which FMB Bank serves as trustee shall be managed. See pages 172-173.

Legal. Matters, page 153

15. We note that the prior amendment indicated that the action by the beneficiaries of the James Plowman Revocable Living Trust was dismissed by the plaintiffs in December 2005. The current amendment indicates that you are still defending this action. Please clarify when the suit was filed, the court filed, the facts relating to this matter and the specific relief sought (if known).

LEWIS, RICE & FINGERSH, L.C.

The action discussed was dismissed without prejudice and then re-filed. This series of events accounts for the changes in our disclosure regarding the litigation throughout our amendments. We have added filing, dismissal, and re-filing dates. See page 188.

The company desires to commence the offering as soon as possible. Accordingly, we would appreciate your comments at your earliest convenience.

Please acknowledge receipt of this letter and of the enclosures on the enclosed copy of this letter and return the same to the undersigned in the enclosed self addressed, stamped envelope.

Very truly yours,



Aaron L. Pawlitz

ENCLOSURES

c: B. Stevens Plowman
      John K. Pruellage, Esq.